                                        EXHIBIT 11
                                    ALLTEL CORPORATION
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                (Dollars and Shares in Thousands, except per share amounts)

                                                    For the Years Ended December 31,
                                              1993      1992       1991      1990      1989
Net income applicable to common shares      $260,439  $226,894  $196,883  $197,249  $175,331
Adjustments for convertible securities:
  Interest on convertible debentures
   net of tax effect                             -         -         -         -         241
  Dividends paid on convertible
   preferred stocks                              293       355       566       716       862

Net income applicable to common
  shares, assuming conversion of
   above securities                         $260,732  $227,249  $197,449  $197,965  $176,434


Average common shares outstanding
  for the year                               187,665   185,672   180,007   181,453   174,437
Increase in shares which would result
    from conversion of:
  Convertible debentures                         -         -         -         -       1,494
  Convertible preferred stocks                   755       905     2,921     3,519     1,586
Employee stock options and stock
    purchase plans                               -         -         -         -          40

Average common shares, assuming conversion
  of the above securities                    188,420   186,577   182,928   184,972   177,557


Earnings per share of common stock:

    Primary                                    $1.39     $1.22     $1.09     $1.09     $1.01

    Fully-diluted                              $1.38     $1.22     $1.08     $1.07     $ .99





Note: Amounts have been restated for mergers accounted for as a pooling-of-interests, and for the 2-for-1 stock split in 1993.





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